Exhibit 99.1

Suzano S.A. Unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

ASSETS	Note	March 31, 2022	December 31, 2021
CURRENT
Cash and cash equivalents	5	9,797,437	13,590,776
Marketable securities	6	9,047,064	7,508,275
Trade accounts receivable	7	4,515,673	6,531,465
Inventories	8	5,133,522	4,637,485
Recoverable taxes	9	447,468	360,725
Derivative financial instruments	4.5	1,870,977	470,261
Advances to suppliers	10	50,332	59,564
Dividends receivable	11	6,604	6,604
Other assets		878,827	937,786
Total current assets		31,747,904	34,102,941

NON-CURRENT
Marketable securities	6	252,227	250,054
Recoverable taxes	9	1,258,690	1,269,164
Deferred taxes	12	2,772,622	8,729,929
Derivative financial instruments	4.5	2,242,272	971,879
Advances to suppliers	10	1,373,504	1,282,763
Judicial deposits		307,143	300,715
Other assets		267,249	296,844

Biological assets	13	12,321,547	12,248,732
Investments	14	502,559	524,066
Property, plant and equipment	15	39,137,734	38,169,703
Right of use	19.1	4,908,555	4,794,023
Intangible	16	15,843,938	16,034,339
Total non-current		81,188,040	84,872,211
TOTAL ASSETS		112,935,944	118,975,152

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

1

Suzano S.A. Unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

LIABILITIES	Note	March 31, 2022	December 31, 2021
CURRENT
Trade accounts payable	17	3,241,621	3,288,897
Loans, financing and debentures	18.1	2,216,304	3,655,537
Lease liabilities	19.2	580,282	623,282
Derivative financial instruments	4.5	429,723	1,563,459
Taxes payable		398,852	339,553
Payroll and charges		389,344	590,529
Liabilities for assets acquisitions and associates	23	93,571	99,040
Dividends payable	11	6,059	919,073
Advances from customers		84,874	103,656
Other liabilities		266,733	368,198
Total current liabilities		7,707,363	11,551,224

NON-CURRENT
Loans, financing and debentures	18.1	66,549,620	75,973,092
Lease liabilities	19.2	5,034,988	5,269,912
Derivative financial instruments	4.5	3,652,449	6,331,069
Liabilities for assets acquisitions and associates	23	277,687	306,912
Provision for judicial liabilities	20.1	3,222,375	3,232,612
Employee benefit plans	21.2	675,612	675,158
Deferred taxes	12	1,118
Share-based compensation plans	22.3	147,058	166,998
Advances from customers		149,540	149,540
Other liabilities		136,028	143,505
Total non-current liabilities		79,846,475	92,248,798
TOTAL LIABILITIES		87,553,838	103,800,022

EQUITY	24
Share capital		9,235,546	9,235,546
Capital reserves		14,424	15,455
Treasury shares		(215,900)	(218,265)
Retained earnings		3,840,935	3,927,824
Other reserves		2,071,992	2,114,907
Retained earnings		10,335,249
Controlling shareholders´		25,282,246	15,075,467
Non-controlling interest		99,860	99,663
Total equity		25,382,106	15,175,130
TOTAL LIABILITIES AND EQUITY		112,935,944	118,975,152

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

2

Suzano S.A. Unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	March 31, 2022	March 31, 2021
NET SALES	27	9,742,835	8,889,166
Cost of sales	29	(5,432,840)	(4,845,034)
GROSS PROFIT		4,309,995	4,044,132

OPERATING INCOME (EXPENSES)
Selling	29	(572,141)	(581,766)
General and administrative	29	(336,464)	(382,554)
Income (expense) from associates and joint ventures	14	(9,742)	10,266
Other, net	29	(2,567)	516,853
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		3,389,081	3,606,931

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(1,050,121)	(990,933)
Financial income		158,284	24,227
Derivative financial instruments		6,196,443	(2,493,950)
Monetary and exchange variations, net		7,630,673	(5,206,465)
NET INCOME (LOSS) BEFORE TAXES		16,324,360	(5,060,190)

Income and social contribution taxes
Current	12	(58,934)	(64,149)
Deferred	12	(5,959,316)	2,369,080
NET INCOME (LOSS) FOR THE PERIOD		10,306,110	(2,755,259)

Attributable to
Controlling shareholders’		10,304,717	(2,757,244)
Non-controlling interest		1,393	1,985

Earnings (loss) per share
Basic	25.1	7.63680	(2.04358)
Diluted	25.2	7.63558	(2.04358)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

3

Suzano S.A. Unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	March 31, 2022	March 31, 2021
Net income (loss) for the period	10,306,110	(2,755,259)
Other comprehensive income (loss)
Exchange rate variation and fair value investments in equity measured at fair value through other comprehensive income	(3,833)	2,941
Tax effect of the above items	1,303	(1,000)
Items with no subsequent effect on income	(2,530)	1,941

Exchange rate variation on conversion of financial information of the subsidiaries abroad	(9,853)	(19,586)
Items with subsequent effect on income	(9,853)	(19,586)
	10,293,727	(2,772,904)

Attributable to
Controlling shareholders’	10,292,334	(2,774,889)
Non-controlling interest	1,393	1,985

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

4

Suzano S.A. Unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’
	Share capital		Capital reserves		Retained earnings reserves
	Share Capital	Share issuance costs	Stock options granted	Treasury shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Dividends proposed	Other reserves	Retained earnings (losses)	Total	Non-controlling interest	Total equity
Balances at December 31, 2020	9,269,281	(33,735)	10,612	(218,265)						2,129,944	(3,926,015)	7,231,822	105,556	7,337,378
Total comprehensive income
Net (loss) for the period											(2,757,244)	(2,757,244)	1,985	(2,755,259)
Other comprehensive income for the period										(17,645)		(17,645)		(17,645)
Transactions with shareholders
Stock options granted (note 22.3)			1,210									1,210		1,210
Fair value attributable to non-controlling interest													(1,343)	(1,343)
Internal changes in equity
Partial Realization of deemed cost, net of taxes										(47,137)	47,137
Balances at March 31,2021	9,269,281	(33,735)	11,822	(218,265)						2,065,162	(6,636,122)	4,458,143	106,198	4,564,341

Balances at December 31, 2021	9,269,281	(33,735)	15,455	(218,265)	812,909	235,019	2,513,663	279,344	86,889	2,114,907		15,075,467	99,663	15,175,130
Total comprehensive income
Net income for the period											10,304,717	10,304,717	1,393	10,306,110
Other comprehensive income for the period										(12,383)		(12,383)		(12,383)
Transactions with shareholders
Stock options granted (note 22.3)			1,334									1,334		1,334
Shares granted (note 22.3)			(2,365)	2,365
Fair value attributable to non-controlling interest													(1,196)	(1,196)
Internal changes in equity
Proposed minimum mandatory dividends									(86,889)			(86,889)		(86,889)
Realization of deemed cost, net of taxes										(30,532)	30,532
Balances at March 31, 2022	9,269,281	(33,735)	14,424	(215,900)	812,909	235,019	2,513,663	279,344		2,071,992	10,335,249	25,282,246	99,860	25,382,106

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

5

Suzano S.A. Unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	March 31, 2022	March 31, 2021
OPERATING ACTIVITIES
Net income (loss) for the period	10,306,110	(2,755,259)
Adjustment to
Depreciation, depletion and amortization (Notes 26 and 29)	1,680,930	1,734,134
Depreciation of right of use (Note 19.1)	56,098	46,821
Sublease of ships	(7,952)	(11,420)
Interest expense on lease liabilities	108,105	109,040
Result from sale and disposal of property, plant and equipment and biological assets, net (Note 29)	(17,424)	(496,844)
Income (expense) from associates and joint ventures	9,742	(10,266)
Exchange rate and monetary variations, net (Note 26)	(7,630,673)	5,206,465
Interest expenses with financing, loans and debentures, net (Note 26)	891,604	758,171
Premium expenses with early settlements (Note 26)		32,933
Capitalized loan costs (Note 26)	(42,535)	(402)
Accrual of interest on marketable securities	(129,740)	(15,111)
Amortization of transaction costs (Note 26)	20,998	41,020
Result from derivative, net (Note 26)	(6,196,443)	2,493,950
Deferred income tax and social contribution (Note 12.3)	5,959,316	(2,369,080)
Interest on actuarial liabilities (Note 21.2)	14,815	13,964
Provision for judicial liabilities, net (Note 20.1)	21,764	4,311
Provision for allowance for doubtful accounts, net (Note 7.3)	600	1,762
Provision for inventory losses, net (Note 8.1)	(13,727)	5,462
Provision for loss of ICMS credits, net (Note 9.1)	18,671	7,458
Other	4,339	551
Decrease (increase) in assets
Trade accounts receivables	1,274,406	(514,616)
Inventories	(359,437)	(56,458)
Recoverable taxes	(103,175)	(2,390)
Other assets	168,327	37,986
Increase (decrease) in liabilities
Trade accounts payables	155,492	88,245
Taxes payable	157,724	102,603
Payroll and charges	(201,184)	(143,474)
Other liabilities	(172,523)	(29,577)
Cash provided by operations	5,974,228	4,279,979
Payment of interest with financing, loans and debentures (Note 18.2)	(1,425,025)	(1,175,388)
Payment of premium with early settlements (Note 18.2)		(32,933)
Interest received from marketable securities	113,263	14,049
Payment of income taxes	(69,621)	(35,144)
Cash provided by operating activities	4,592,845	3,050,563

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(1,663,402)	(263,979)
Additions to intangible (Note 16)	(49,677)	(734)
Additions to biological assets (Note 13)	(1,021,392)	(703,830)
Proceeds from sale of property, plant and equipment	57,378	1,164,928
Capital increase in subsidiaries and affiliates (Note 14.3)	(1,920)	(6,328)
Marketable securities, net	(2,075,606)	(1,866,464)
Advances for acquisition (receipt) of wood from operations with development and partnerships	(103,568)	(167,176)
Acquisition of non-controlling interests		(6,482)
Cash used in investing activities	(4,858,187)	(1,850,065)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (note 18.2)	242,070	8,969,521
Payment of derivative transactions (note 4.5.4)	(287,023)	(712,547)
Payment of loans, financing and debentures (note 18.2)	(797,865)	(11,177,120)
Payment of leases (note 19.2)	(255,065)	(249,128)
Payment of dividends	(999,753)
Liabilities for assets acquisitions and associates	(109)
Cash used in financing activities	(2,097,745)	(3,169,274)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	(1,430,252)	468,227

Decrease in cash and cash equivalents, net	(3,793,339)	(1,500,549)
At the beginning for the period	13,590,776	6,835,057
At the end for the period	9,797,437	5,334,508
Decrease in cash and cash equivalents, net	(3,793,339)	(1,500,549)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

6

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

1.	COMPANY´S OPERATIONS

Suzano S.A., together with its associates (“Suzano” or collectively “Company”), is a public company with its headquarters office in Brazil, at Avenida Professor Magalhães Neto, no. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and the main business office in the city of São Paulo.

Suzano owns shares traded in B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed on the New Market under the ticker SUZB3 and American Depositary Receipts ("ADRs") in a ratio of 1 (one) common share, Level II, traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.

The Company holds 13 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo, State), Belém (Pará, State) being 2 units, Eunápolis and Mucuri (Bahia, State), Maracanaú (Ceará, State), Imperatriz (Maranhão, State), Jacareí, Limeira, Rio Verde and Suzano, being 2 units (São Paulo, State) and Três Lagoas (Mato Grosso do Sul, State). Additionally, it has 5 technology centers, 21 distribution centers and 3 ports, all located in Brazil.

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its wholly-owned associates in Austria, the United States of America, Switzerland and Argentina and sales offices in China.

The Company's operations also include the commercial operation of eucalyptus forest for its own use, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or enterprise, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 45.73% of the common shares of its share capital.

These unaudited condensed consolidated interim financial information was approved by Board of Directors on May 2, 2022.

7

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

1.1.	Equity interest

The Company holds equity interest in the following entities:

					% equity interest
Entity	Main activity	Country	Type of investment	Accounting method	March 31, 2022	December 31, 2021
Celluforce Inc.	Nanocrystalline pulp research and development	Canada	Direct	Fair value through other comprehensive income	8.28%	8.28%
Ensyn Corporation	Biofuel research and development	United States of America	Direct	Equity	26.24%	26.24%
F&E Technologies LLC	Biofuel production, except alcohol	United States of America	Direct/Indirect	Equity	50.00%	50.00%
F&E Tecnologia do Brasil S.A.	Biofuel production, except alcohol	Brazil	Direct	Consolidated	100.00%	100.00%
Fibria Celulose (USA) Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Fibria Overseas Finance Ltd.	Financial fundraising	Cayman Island	Direct	Consolidated	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A.	Port operation	Brazil	Direct	Consolidated	100.00%	100.00%
Ibema Companhia Brasileira de Papel	Industrialization and commercialization of paperboard	Brazil	Direct	Equity	49.90%	49.90%
Maxcel Empreendimentos e Participações S.A.	Holding	Brazil	Direct	Consolidated	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A.	Port operation	Brazil	Indirect	Consolidated	100.00%	100.00%
Mucuri Energética S.A.	Power generation and distribution	Brazil	Direct	Consolidated	100.00%	100.00%
Paineiras Logística e Transportes Ltda.	Road freight transport	Brazil	Direct	Consolidated	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A.	Port operation	Brazil	Direct	Consolidated	51.00%	51.00%
Projetos Especiais e Investimentos Ltda.	Commercialization of equipment and parts	Brazil	Direct	Consolidated	100.00%	100.00%
Rio Verde Participações e Propriedades Rurais S.A.	Forest assets	Brazil	Direct	Consolidated	100.00%	100.00%
SFBC Participações Ltda.	Packaging production	Brazil	Direct	Consolidated	100.00%	100.00%
Spinnova Plc (1)	Research and development of sustainable raw materials (wood) for the textile industry	Finland	Direct	Equity	19.14%	19.14%
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	Commercialization of paper and computer materials	Argentina	Direct	Consolidated	100.00%	100.00%
Suzano Austria GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Canada Inc.	Lignin research and development	Canada	Direct	Consolidated	100.00%	100.00%
Suzano Finland Oy	Industrialization, commercialization of cellulose, microfibrillated cellulose and paper.	Finland	Direct	Consolidated	100.00%	100.00%
Suzano International Trade GmbH.	Business office	Austria	Direct	Consolidated	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A.	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper America Inc.	Business office	United States of America	Direct	Consolidated	100.00%	100.00%
Suzano Pulp and Paper Europe S.A.	Business office	Switzerland	Direct	Consolidated	100.00%	100.00%
Suzano Shanghai Ltd.	Business office	China	Direct	Consolidated	100.00%	100.00%
Suzano Trading International KFT	Business office	Hungary	Direct	Consolidated	100.00%	100.00%
Suzano Trading Ltd.	Business office	Cayman Island	Direct	Consolidated	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	Direct	Consolidated	100.00%	100.00%
FuturaGene Biotechnology Shangai Company Ltd. (2)	Biotechnology research and development	China	Indirect	Consolidated		100.00%
FuturaGene Delaware Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
FuturaGene Israel Ltd.	Biotechnology research and development	Israel	Indirect	Consolidated	100.00%	100.00%
FuturaGene Hong Kong Ltd.	Biotechnology research and development	Hong Kong	Indirect	Consolidated	100.00%	100.00%
FuturaGene Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100.00%	100.00%
Veracel Celulose S.A.	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Proportional Consolidated	50.00%	50.00%
Woodspin Oy	Development, production, distribution and commercialization of wood-based textile fibers, yarns and filaments, produced from cellulose and microfibrillated cellulose.	Finland	Direct/Indirect	Equity	50.00%	50.00%

1)	On February 14, 2022, the equity interest was changed as a result of the issuance of new shares by the entity in compliance with its stock option program.

2)	Company dissolution in the period.

8

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

1.2.	Major events in the three-month period ended March 31, 2022

1.2.1.	Effects of the war between Russia and Ukraine

As a result of the current conflict between Russia and Ukraine, the Company continuously monitors its effects, direct and indirect, reflected in society, economy and markets (global and domestic), with the objective of evaluating possible impacts and risks for your business.

Therewith, we can separate the Company's assessment into four main areas:

(i)	Personnel: Suzano does not have employees or facilities of any nature in any of the locations related to the conflict.

(ii)	Supply Chain: the Company did not identify any short-term or long-term risk of a possible interruption or shortage of materials to its industrial and forestry activities. So far, only greater volatility has been observed in commodities and energy prices.

(iii)	Logistics: internationally, there was no change in logistical operations, which means, all the routes used kept unchanged and the moorings in the planned locations have been maintained. At the domestic level, no change in logistical flows was identified either.

(iv)	Commercial: to date, the Company continues with its transactions as planned, maintaining service to its customers in all its sectors of activity. Only the suspension of sales to a few customers located in Russia was determined, without any significant financial impact.

At last, it is appropriate to inform that, as a result of the current scenario, the Company has maintained actions to expand the monitoring together with its main stakeholders, in order to ensure the necessary updating and flow of information in a timely manner to the dynamics of the global conjuncture for its decision making.

1.2.2.	Interim dividends

On January 7, 2022, through a notice to shareholders, it was approved the distribution of dividends by the Company in the total amount of R$1,000,000, at the ratio of R$0.741168104 per Company share, considering the number of “ex-treasury” shares on the present date, declared “ad referendum” of the General Meeting that approves the accounts for the fiscal year ended December 31, 2021, to the balance of retained earnings ascertained in the 3rd trimester of 2021 and in compliance with the net income calculated on the semi-annual balance sheet dated June 30, 2022, even after the resolution at the Company’s Extraordinary General Meeting, held on October 25, 2021, which approved the full offsetting of the Company’s accumulated losses, through partial deduction of the balance of retained earnings. Interim dividends will be allocated to the mandatory minimum dividend for the fiscal year ended December 31, 2021.

The payment of interim dividends was made on January 27, 2022, in Brazilian Reais. There was no monetary restatement or incidence of interest between the dividend declaration date and the effective payment date.

Dividends are exempt from Income Tax, in accordance with the Brazilian legislation.

9

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

2.	BASIS OF PREPARATION AND PRESENTATION OF UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

The Company’s unaudited condensed consolidated interim financial information, of the three-month period ended March 31, 2022, are prepared in compliance with the international standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information used by Management in the performance of its duties.

The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices, that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2021 (Note 3.2.34). There were no changes in these judgments, estimates and assumptions compared to disclosed on December 31, 2021.

The consolidated financial statements were prepared on historical cost basis, except for the following material items recognized:

(i)	derivative and non-derivative financial instruments measured at fair value;

(ii)	share-based payments and employee benefits measured at fair value;

(iii)	biological assets measured at fair value; and

(iv)	deemed cost of property, plant and equipment.

The main accounting policies applied in the preparation of these unaudited condensed consolidated interim financial information are presented in Note 3.

The unaudited condensed consolidated interim financial information was prepared under the going concern assumption.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its associates on the three-month period ended March 31, 2022, as well as in accordance with consistent accounting practices and policies.

10

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2021, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The accounting policies have been consistently applied to all consolidated companies.

There were no changes on such policies and estimates calculation methodologies, except for the application of the new accounting policies as of January 1, 2022 and whose estimated impact was disclosed in the annual financial statements of December 31, 2021, as disclosed in the Note 3.1.

3.1.	New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, until the issuance of the Company’s unaudited condensed consolidated interim financial information, are described below.

3.1.1.	Accounting policies adopted

3.1.1.1.	Business Combination IFRS 3 – Reference to the conceptual framework(Applicable on/or after January 1, 2022. Early adoption is permitted if the entity also adopts all other updated references (published together with the updated Conceptual Framework) on the same date or earlier.

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Structure. It also include in IFRS 3 the requirement that, for obligations within the scope of IAS 37, the buyer applies IAS 37 to determine whether there is a present obligation on the acquisition date due to past events. For a tax within the scope of IFRIC 21 - Levies, the buyer applies IFRIC 21 to determine whether the event that resulted in the obligation to pay the tax occurred up to the date of acquisition.

The amendments add an explicit statement that the buyer does not recognize contingent assets acquired in a business combination.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.2.	IAS 37 - Onerous contracts: Cost to fulfill an onerous contract (Applicable for annual periods on/or after January 1, 2022, early adoption permitted)

The amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets clarify what “costs to fulfill a contract” represent when an onerous contract is assessed. Some entities that apply the “incremental cost” approach may have the value of their provisions increased, or new provisions recognized for onerous contracts as a result of the new definition.

11

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

The need for clarification was caused by the introduction of IFRS 15, which replaced the existing requirements related to revenue, including guidelines contained in IAS 11, which dealt with construction contracts. While IAS 11 specified which costs were included as costs to fulfill a contract, IAS 37 did not do, generating a diversity of practice. The amendment aims to clarify which costs should be included in the assessment.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.3.	Property, plant and equipment - IAS 16 – Revenue earned before an asset is ready for its intended use (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

In the process of building an item of property, plant and equipment for its intended use, an entity may in the same time produce and sell products generated in the process of construction of the item of property, plant and equipment. Before the change proposed by the IASB, in practice, several ways of accounting for such revenues were found. The IASB has amended the standard to provide guidance on accounting for such revenues and related production costs.

With the new proposal, the sale revenue is no longer deducted from the cost of property, plant and equipment, but is recognized in the income statement together with the production costs of these items. IAS 2 Inventories must be applied in the identification and measurement of production costs.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.4.	IFRS 1 – First-time adoption of International Financial Reporting Standards (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

The amendment provides additional relief to a subsidiary which becomes a first-time adopter later than its parent in respect of accounting for cumulative translation differences. As a result of the amendment, a subsidiary that uses the exemption in IFRS 1:D16(a) can now also elect to measure cumulative translation differences for all foreign operations at the carrying amount that would be included in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS Standards, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. A similar election is available to an associate or joint venture that uses the exemption in IFRS 1:D16(a).

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.5.	IFRS 9 – Financial instruments (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

The amendment clarifies that in applying the ‘10 per cent’ test to assess whether to derecognise a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

The amendment is applied prospectively to modifications and exchanges that occur on or after the date the entity first applies the amendment.

The Company assessed the content of this pronouncement and did not identify any impacts.

12

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

3.1.1.6.	IAS 41 – Agriculture (Applicable for annual periods beginning on/or after January 1, 2022, early adoption permitted)

The amendment removes the requirement in IAS 41 for entities to exclude cash flows for taxation when measuring fair value. This aligns the fair value measurement in IAS 41 with the requirements of IFRS 13 Fair Value Measurement to use internally consistent cash flows and discount rates and enables preparers to determine whether to use pretax or post-tax cash flows and discount rates for the most appropriate fair value measurement.

The amendment is applied prospectively, i.e. for fair value measurements on or after the date an entity initially applies the amendment.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.2.	Accounting policies not yet adopted

The new and changed standards and interpretations issued, but not yet adopted as of March 31, 2022, are described below. The Company intends to adopt these new standards, changes and interpretations, if applicable, when it come into force and does not expect to have a material impact on the financial statements.

3.1.2.1.	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (The effective date of the amendments has yet to be set by IASB; however, earlier application to the amendments is permitted)

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognised in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognised in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

3.1.2.2.	Presentation of the financial statements – IAS 1 – Classification of liabilities as current and non-current (Applicable for annual periods beginning on/or after January 1, 2023, early adoption permitted)

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the balance sheet and not the amount or the time of recognition of any asset, liability, income or expense, or the information disclosed about these items.

The amendments clarify that the classification of liabilities as current or non-current is based on the rights existing at the balance sheet date, specify that the classification is not affected by expectations about whether an entity will exercise its right to postpone the settlement of the liability, explain that the rights exist if restrictive clauses are complied with at the balance sheet date, and introduce the definition of 'settlement' to clarify that refers to the transfer to a counterparty; a cash value, equity instruments, other assets or services.

13

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

3.1.2.3.	Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies (Applicable for annual periods beginning on/or after January 1, 2023, early adoption permitted)

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

3.1.2.4.	Amendments to IAS 8 Definition of Accounting Estimates (Applicable for annual periods beginning on/or after January 1, 2023)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

(i)	A change in accounting estimate that results from new information or new developments is not the correction of an error

(ii)	The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

3.1.2.5.	Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction (Applicable for annual periods beginning on/or after January 1, 2023)

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit. For example, this may arise upon recognition of a lease liability and the corresponding right-of-use asset applying IFRS 16 at the commencement date of a lease.

14

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

Following the amendments to IAS 12, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period an entity recognises:

(i)	a deferred tax asset (to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised) and a deferred tax liability for all deductible and taxable temporary differences associated with:

•	right-of-use assets and lease liabilities; and

•	decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset.

(ii)	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

4.	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

4.1.	Financial risks management

4.1.1.	Overview

In the three-month period ended March 31, 2022, there were no significant changes in the financial risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2021 (Note 4).

The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedge policy.

15

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

4.1.2.	Rating

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	March 31, 2022	December 31, 2021
Assets
Amortized cost
Cash and cash equivalents	5	9,797,437	13,590,776
Trade accounts receivable	7	4,515,673	6,531,465
Dividends receivable	11	6,604	6,604
Other assets (1)		902,458	886,112
		15,222,172	21,014,957
Fair value through other comprehensive income
Other investments - Celluforce	14.1	24,526	28,358
		24,526	28,358
Fair value through profit or loss
Derivative financial instruments	4.5.1	4,113,249	1,442,140
Marketable securities	6	9,299,291	7,758,329
		13,412,540	9,200,469
		28,659,238	30,243,784
Liabilities
Amortized cost
Trade accounts payable	17	3,241,621	3,288,897
Loans, financing and debentures	18.1	68,765,924	79,628,629
Lease liabilities	19.2	5,615,270	5,893,194
Liabilities for assets acquisitions and associates	23	371,258	405,952
Dividends payable	11	6,059	919,073
Other liabilities (1)		134,157	164,216
		78,134,289	90,299,961
Fair value through profit or loss
Derivative financial instruments	4.5.1	4,082,172	7,894,528
		4,082,172	7,894,528
		82,216,461	98,194,489
		53,557,223	67,950,705

1)	Does not include items not classified as financial instruments.

4.1.3.	Fair value of loans and financing

The estimated fair values of loans and financing are set forth below:

	Yield used to discount/ methodology	March 31, 2022	December 31, 2021
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	40,117,895	51,183,520
Estimated to present value
In foreign currency
Export credits (“Prepayment”)	LIBOR	16,535,446	19,441,297
In local currency
BNDES – TJLP	DI 1	339,539	355,494
BNDES – TLP	DI 1	788,046	686,247
BNDES – Fixed	DI 1	38,383	44,544
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	540,000	543,269
BNDES – Currency basket	DI 1	18,333	25,001
CRA (“Agribusiness Receivables Certificate”)	DI 1/IPCA	2,579,823	3,281,250
Debentures	DI 1	5,752,883	5,633,533
NCE (“Export Credit Notes”)	DI 1	1,334,501	1,352,291
NCR (“Rural Credit Notes”)	DI 1	284,353	289,344
Export credits (“Prepayment”)	DI 1	1,271,394	1,321,449
		69,600,596	84,157,239

16

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

The Management considers that for its other financial liabilities measured at amortized cost, its book values approximate to their fair values and therefore the information on their fair values is not being presented.

4.2.	Liquidity risk management

As disclosed in the annual financial statements (Note 4) as of December 31, 2021, the Company’s purpose is maintaining a strong cash and marketable securities position to meet its financial and operating obligations. The amount held as cash is used for payments expected in the normal course of its operations, while the cash surplus amount is invested, in general, in highly liquid financial investments according to Cash Management Policy.

The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequency. In the three-month period ended March 31, 2022, the variation in cash and marketable securities were as expected and the cash generated in the operation was used for the most part to investments and debt service.

On February 8, 2022, the Company, through its subsidiary Suzano Pulp and Paper Europe SA, in order to improve the management of financial liquidity, took a credit line (“Revolver Credit Facility”), increasing the total available in revolving credit lines from US$500,000 to US$1,275,000. Regarding to the amount taken, US$100,000 is available until February 2024, this remaining amount of the line already in force since February 2019, in the original amount of US$500,000. The additional amount of US$1,175,000 is available until February 2027 and has the same financial costs as the line in force until February 2024. On March 31, 2022, the Revolver Credit Facility was available, but not used.

The Company signed with the Brazilian National Bank for Economic and Social Development (“BNDES”) a Credit Limit Opening Agreement (“CALC”), a Revolving Credit Limit, in the amount of up to R$3,000,000, to be disbursed in the coming years in forest, social and industrial investments. As of March 31, 2022, the line was available but not used.

All derivatives financial instruments were in the over-the-counter derivatives and do not require deposit of guarantee margins.

The remaining contractual maturities of financial liabilities are disclosed at the date of this financial information reporting date. The amounts as set forth below, consist in the undiscounted cash flows and include interest payments and exchange rate variation, and therefore may not be reconciled with the amounts disclosed in the balance sheet.

	March 31, 2022
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	3,241,621	3,241,621	3,241,621
Loans, financing and debentures	68,765,924	102,777,752	5,337,004	6,958,385	42,237,659	48,244,704
Lease liabilities	5,615,270	10,080,804	685,253	1,740,183	1,587,686	6,067,682
Liabilities for asset acquisitions and associates	371,258	418,915	124,933	95,628	126,514	71,840
Derivative financial instruments	4,082,172	6,316,264	467,396	822,868	5,026,000
Dividends payable	6,059	6,059	6,059
Other liabilities	134,157	134,157	65,884	68,273
	82,216,461	122,975,572	9,928,150	9,685,337	48,977,859	54,384,226

17

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

	December 31, 2021
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	3,288,897	3,288,897	3,288,897
Loans, financing and debentures	79,628,629	111,723,608	6,357,717	5,761,795	36,672,089	62,932,007
Lease liabilities	5,893,194	10,676,580	937,964	1,780,115	1,632,555	6,325,946
Liabilities for asset acquisitions and associates	405,952	467,499	111,438	131,371	144,171	80,519
Derivative financial instruments	7,894,528	11,774,569	1,688,266	1,391,727	8,694,576
Dividends payable	919,073	919,073	919,073
Other liabilities	164,216	164,216	92,123	72,093
	98,194,489	139,014,442	13,395,478	9,137,101	47,143,391	69,338,472

4.3.	Credit risk management

In the three-month period ended March 31, 2022, there were no significant changes in the credit risk management policies compared to those disclosed in the annual financial statements for the year ended of December 31, 2021 (Note 4).

4.4.	Market risk management

In the three-month period ended March 31, 2022, there were no significant changes in the market risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2021 (Note 4).

4.4.1.	Exchange rate risk management

As disclosed in the financial statements for the year ended December 31, 2021 (Note 4), the Company enter into U.S.Dollar selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over an 18-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term.

The assets and liabilities that are exposed to foreign currency, substantially in U.S. Dollars, are set forth below:

	March 31, 2022	December 31, 2021
Assets
Cash and cash equivalents	9,626,648	13,411,978
Marketable securities	4,424,583	2,394,667
Trade accounts receivables	3,094,618	5,043,453
Derivative financial instruments	3,333,419	1,028,450
	20,479,268	21,878,548
Liabilities
Trade accounts payables	(359,827)	(605,557)
Loans and financing	(55,536,294)	(65,972,300)
Liabilities for asset acquisitions and associates	(234,822)	(273,179)
Derivative financial instruments	(3,840,775)	(7,362,631)
	(59,971,718)	(74,213,667)
	(39,492,450)	(52,335,119)

18

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to jointly evaluate assets and liabilities positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$ to U.S.$ = R$4.7378).

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50%, before taxes.

The following table set forth the potential impacts in absolute amounts:

	March 31, 2022
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	9,626,648	2,406,662	4,813,324
Marketable securities	4,424,583	1,106,146	2,212,292
Trade accounts receivable	3,094,618	773,655	1,547,309
Trade accounts payable	(359,827)	(89,957)	(179,914)
Loans and financing	(55,536,294)	(13,884,074)	(27,768,147)
Liabilities for asset acquisitions and associates	(234,822)	(58,706)	(117,411)

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – financial instruments derivatives

The Company hires sales operations of U.S. Dollar in the futures markets, including strategies with options, in order to ensure attractive levels of operating margins for a portion of revenue. These operations are limited to a percentage of the net foreign exchange surplus over the 18-month horizon or to investments in the Cerrado Project according to the extraordinary hedge described above and, therefore, are attached to the availability of ready-to-sell foreign exchange in the short term.

In addition to the operational hedge described above, the Company also taken debt hedge linked to the dollar and subject to exchange variation, seeking to adjust the debt's exchange rate index to the cash generation currency, as provided for in its financial policies.

For the calculation of mark-to-market (“MtM”), the PTAX of the penultimate business day of the quarter was used. These market movements caused a positive impact on the mark-to-market hedge position entered by the Company.

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50%, before taxes, from the base scenario of the three-month period ended March 31, 2022.

19

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

It is important to mention that the impact caused by fluctuations in the exchange rate, whether positive or negative, will also affect the hedged asset. Therefore, even though there was a positive impact on the fair value of derivative transactions in the period, this impact was offset by the negative effect on the Company's cash flow.

The following table set forth the potential impacts assuming these scenarios:

	March 31, 2022
	Effect on profit or loss and equity
	Probable (base value)	Possible (+25%)	Remote (+50%)	Possible (-25%)	Remote (-50%)
	4.7378	5.9223	7.1067	3.5534	2.3689
Financial instruments derivatives
Derivative options	2,326,398	(3,112,571)	(6,791,243)	4,548,504	9,442,734
Derivative swaps	(2,240,860)	(3,172,255)	(6,344,510)	3,172,256	6,344,511

4.4.2.	Interest rate risk management

Fluctuations in interest rates may imply effects of increased or reduced costs on new loans and operations already hired.

The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow.

Considering the extinction of LIBOR in June 2023, the Company is evaluating its contracts with clauses that envisage the discontinuation of the interest rate. Most debt contracts linked to LIBOR have some clause to replace this rate with a reference index or equivalent interest rate and, for contracts that do not have a specific clause, a renegotiation will be carried out between the parties. Derivative contracts linked to LIBOR provide for a negotiation between the parties for the definition of a new rate or an equivalent rate will be provided by the calculation agent.

It is worth mentioning that the clauses related to replacement of the indexes in the Company's debt contracts indexed to LIBOR, establish that any replacement of the indexation rate in the contracts can only be evaluated in two circumstances (i) after the communication from an official government entity with formalization of the replacement/extinguishment of the effective rate of the contract, and this communication must define the exact date on which LIBOR will be extinguished and / or (ii) syndicated operations begin to be executed at a rate indexed to the Secured Overnight Financing Rate (“SOFR”). Considering that on March 5, 2021, the Financial Conduct Authority (“FCA”) announced the date of extinction of LIBOR 3M for June 30, 2023, the Company can, from this announcement, began negotiations terms of exchange of indexes for its debt contracts and related derivatives.

The Company mapped all contracts subject to LIBOR reform that have yet to transition to an alternative benchmark rate in the three-month period ended March 31, 2022 the Company has R$15,339,121 related to loan and financing contracts and R$77,924 related to derivative contracts and, initiated contact with the respective counterparties of each contract, to ensure that the terms and good market practices are adopted at the time of the transition of the index until June 2023, and these terms are still under negotiation between the parties.

20

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

The Company understands that it will not be necessary to change the risk management strategy due to the change in the indexes of the financial contracts linked to LIBOR.

The Company believes it is reasonable to assume that the negotiation of the indexes in its contracts, will move towards to the replacement of LIBOR by SOFR, because the available information, so far, indicates that SOFR will be the new interest rate adopted by the capital market. Based on the information available, the Company does not expect to have significant impact on its debts and derivatives linked to LIBOR.

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and the London Interbank Offered Rate (“LIBOR”) which may impact the results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts in absolute amounts:

	March 31, 2022
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	13,551	395	789
Marketable securities	4,089,803	119,116	238,231
Loans and financing	(8,747,905)	254,783	509,565

TJLP
Loans and financing	(364,298)	5,537	11,075

LIBOR
Loans and financing	(15,339,121)	36,874	73,748

4.4.2.2.	Sensitivity analysis – exposure to interest rates – financial instruments derivatives

This analysis assumes that all other variables remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

21

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

The following table set forth the potential impacts assuming these scenarios:

	March 31, 2022
	Effect on profit or loss and equity
	Probable	Probable (+25%)	Remote (+50%)	Probable (-25%)	Remote (-50%)
CDI
Financial instruments derivatives
Liabilities
Derivative options	2,326,398	(366,160)	(698,670)	403,419	846,261
Derivative swaps	(2,240,860)	(26,166)	(51,203)	27,295	55,697
LIBOR
Financial instruments derivatives
Liabilities
Derivative swaps	(2,240,860)	203,387	406,496	(203,671)	(407,634)

4.4.2.3.	Sensitivity analysis for changes in the consumer price index of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (US-CPI) was considered on March 31, 2022. The probable scenario was extrapolated considering an appreciation/depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively, in absolute amounts.

The following table set forth the potential impacts in absolute amounts:

	March 31, 2022
	Effect on profit or loss and equity
	Probable (base value)	Possible (25%)	Remote (50%)
Embedded derivative in forestry partnership and standing wood supply agreements	(89,180)	179,462	370,100

4.4.3.	Commodity price risk management

The Company is exposed to commodity prices that reflect mainly on the pulp sale price in the foreign market. The dynamics of opening and closing production capacities in the global market and the macroeconomic conditions may have an impact on the Company´s operating results.

Through a specialized team, the Company monitors the hardwood pulp price and analyses future trends, adjusting the forecast that aims to assisting preventive measures to properly conduct the different scenarios. There is no liquid financial market to sufficiently mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection operations available on the market have low liquidity and low volume and large distortion in price formation.

The Company is also exposed to international oil prices, which is reflected on logistical costs for selling to the export market and indirectly in the costs of other supplies and logistics and service contracts. In this case, the Company evaluates the contracting of derivative financial instruments to mitigate the risk of price variation in its result.

On March 31, 2022 and December 31, 2021, the Company did not hire position to hedge its logistics costs.

22

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

4.5.	Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.

Details of derivative financial instruments and their respective calculation methodologies are disclosed in the annual financial statements for the year ended December 31, 2021 (Note 4).

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Instruments hired with protection strategy
Operational Hedge
ZCC	4,249,875	4,494,125	2,326,216	(187,788)
NDF (R$ x US$)		30,000		(7,043)

Debt hedge
Interest rate hedge
Swap LIBOR to Fixed (U.S.$)	3,200,000	3,600,000	347,096	(395,675)
Swap IPCA to CDI (notional in Brazilian Reais)	843,845	843,845	280,517	249,653
Swap IPCA to Fixed (U.S.$)	121,003	121,003	(986)	(148,583)
Swap CDI x Fixed (U.S.$)	2,065,419	2,267,057	(2,412,639)	(5,230,612)
Pre-fixed Swap to U.S.$ (U.S.$)	350,000	350,000	(419,947)	(760,505)

Commodity Hedge
Swap US-CPI (U.S.$) (1)	579,233	590,372	(89,180)	28,165
			31,077	(6,452,388)

Current assets			1,870,977	470,261
Non-current assets			2,242,272	971,879
Current liabilities			(429,723)	(1,563,459)
Non-current liabilities			(3,652,449)	(6,331,069)
			31,077	(6,452,388)

1)	The embedded derivative refers to swap contracts for the sale of US-CPI variations within the term of the forest partnership and standing wood supply contracts.

The current contracts and the respective protected risks are set forth below:

(i)	Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation in the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt index in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

(ii)	Swap IPCA x CDI: positions in conventional swaps exchanging variation of the Amplified Consumer Price Index (“IPCA”) for DI rate. The objective is to change the debt index in Reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.

23

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

(iii)	Swap IPCA x Fixed US$: positions in conventional swaps exchanging variation of the IPCA for a fixed rate in US$. The objective is to change the debt index in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

(iv)	Swap LIBOR x Fixed US$: positions in conventional swaps exchanging post-fixed rate (LIBOR) for a fixed rate in US$. The objective is to protect the cash flow from changes in the US interest rate.

(v)	Pre Fixed Swap R$ x Fixed US$: positions in conventional swaps a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure of receivables in US$.

(vi)	Zero-Cost Collar (“ZCC”): positions in an instrument that consists of the simultaneous combination of purchase of put options and sale of call options of US$, with the same principal and maturity value, with the objective of protecting the cash flow of exports. In this strategy, an interval is established where there is no deposit or receipt of financial margin upon expiration of options. The objective is to protect the cash flow of exports against decrease Real.

(vii)	Non Deliverable Forward (“NDF”): positions sold in futures contracts of US$ with the objective of protecting the cash flow of exports against the decrease in the Brazilian Real.

(viii)	Swap US-CPI: The embedded derivative refers to sale swap contracts of variations of US-CPI within the terms of the forest partnership and standing wood supply contracts.

The variation in the fair value of derivatives for the three-month period ended March 31, 2022 compared to the fair value measured on December 31, 2021 is explained substantially by appreciation of the Brazilian Real against the U.S. Dollar and by the settlements for the period. There were also impacts caused by the variations in the Pre, Foreign Exchange Coupon and LIBOR curves in transactions.

It is important to highlight that, the outstanding agreements for the three-month period ended March 31, 2022, are over-the-counter market, without any kind of guaranteed margin or early settlement clause forced by changes from mark to market.

4.5.2.	Fair value by maturity schedule

	March 31, 2022	December 31, 2021
2022	986,847	(1,093,198)
2023	1,830,835	(282,499)
2024	(116,608)	(759,082)
2025	(1,191,689)	(2,096,449)
2026 onwards	(1,478,308)	(2,221,160)
	31,077	(6,452,388)

24

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

4.5.3.	Outstanding of assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

		Notional value		Fair value
	Currency	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Debt hedge
Assets
Swap CDI to Fixed (U.S.$)	R$	7,838,654	8,594,225	715,131	306,663
Swap Pre-Fixed to U.S.$	R$	1,317,226	1,317,226	66,334	76,279
Swap LIBOR to Fixed (U.S.$)	US$	3,200,000	3,600,000	493,006	130,104
Swap IPCA to CDI	IPCA	1,103,483	1,078,706	285,853	255,422
Swap IPCA to U.S.$	IPCA	590,168	576,917	1,702
				1,562,026	768,468
Liabilities
Swap CDI to Fixed (U.S.$)	US$	2,065,419	2,267,057	(3,127,770)	(5,537,275)
Swap Pre-Fixed to U.S.$	US$	350,000	350,000	(486,281)	(836,784)
Swap LIBOR to Fixed (U.S.$)	US$	3,200,000	3,600,000	(145,910)	(525,779)
Swap IPCA to CDI	R$	843,845	843,845	(5,336)	(5,769)
Swap IPCA to U.S.$	US$	121,003	121,003	(2,688)	(148,583)
				(3,767,985)	(7,054,190)
				(2,205,959)	(6,285,722)
Operational hedge
Zero cost collar (U.S.$ x R$)	US$	4,249,875	4,494,125	2,326,216	(187,788)
NDF (R$ x U.S.$)	US$		30,000		(7,043)
				2,326,216	(194,831)
Commodity hedge
Swap US-CPI (standing wood)	US$	579,233	590,372	(89,180)	28,165
				(89,180)	28,165
				31,077	(6,452,388)

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	March 31, 2022	December 31, 2021
Operational hedge
Zero cost collar (R$ x U.S.$)	179,387	(1,269,231)
NDF (R$ x U.S.$)	6,880	1,399
	186,267	(1,267,832)
Commodity hedge
Swap VLSFO/other		(54,002)
		(54,002)
Debt hedge
Swap CDI to Fixed (U.S.$)	(337,503)	(266,268)
Swap IPCA to CDI (Brazilian Reais)		41,651
Swap IPCA to Fixed (U.S.$)		(4,819)
Swap Pre-Fixed to U.S.$	30,237	49,562
Swap LIBOR to Fixed (U.S.$)	(166,024)	(419,545)
	(473,290)	(599,419)
	(287,023)	(1,921,253)

25

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

4.6.	Fair value hierarchy

Financial instruments are measured at fair value, which considers the fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

For the three-month period ended March 31, 2022, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 1, 2 and 3 during the periods disclosed.

	March 31, 2022
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		4,113,249		4,113,249
Marketable securities	243,159	9,056,132		9,299,291
	243,159	13,169,381		13,412,540

Fair value through other comprehensive income
Other investments - CelluForce			24,526	24,526
			24,526	24,526

Biological assets			12,321,547	12,321,547
			12,321,547	12,321,547
	243,159	13,169,381	12,346,073	25,758,613

Liabilities
Fair value through profit or loss
Derivative financial instruments		4,082,172		4,082,172
		4,082,172		4,082,172
		4,082,172		4,082,172

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,442,140		1,442,140
Marketable securities	637,616	7,120,713		7,758,329
	637,616	8,562,853		9,200,469

Fair value through other comprehensive income
Other investments - CelluForce			28,358	28,358
			28,358	28,358

Biological assets			12,248,732	12,248,732
			12,248,732	12,248,732
	637,616	8,562,853	12,277,090	21,477,559

Liabilities
Fair value through profit or loss
Derivative financial instruments		7,894,528		7,894,528
		7,894,528		7,894,528
		7,894,528		7,894,528

26

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

4.7.	Risks linked to climate change and the sustainability strategy

In the annual financial statements for the year ended December 31, 2021, the risks linked to climate change and the sustainability strategy were disclosed, which did not change during the three-month period ended March 31, 2022.

4.8.	Capital management

The main objective is to strengthen the Company’s capital structure, aiming to maintain an adequate financial leverage, and to mitigate risks that may affect the availability of capital in business development.

The Company monitors constantly significant indicators, such as, consolidated financial leverage, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5.	CASH AND CASH EQUIVALENTS

	Average yield p.a. %	March 31, 2022	December 31, 2021
Cash and banks (1)	0.50	7,677,785	11,720,774

Cash equivalents
Local currency
Fixed-term deposits (Compromised)	75.00 of CDI	13,551	14,506

Foreign currency
Fixed-term deposits (2)	1.00	2,106,101	1,855,496
		9,797,437	13,590,776

1)	Refers substantially to investments in foreign currency in the Sweep Account modality, which is a remunerated account, whose balance is applied and made available automatically and daily.

2)	Refers to Time Deposit applications, with maturity up to 90 days, which is a remunerated bank deposit with a specific maturity period.

6.	MARKETABLE SECURITIES

	Average yield p.a. %	March 31, 2022	December 31, 2021
In local currency
Private funds	109.99 of CDI	760,571	17,120
Public titles measured at fair value through profit or loss	104.42 of CDI	243,159	637,616
Private Securities (CDBs)	103.05 of CDI	3,616,749	4,456,828
Private Securities (CDBs) - Escrow Account (1)	102.70 of CDI	252,227	250,054
Other		2,003	2,044
		4,874,709	5,363,662
Foreign currency
Time deposits (2)	1.87	4,392,465	2,376,369
Other	4.53	32,117	18,298
		4,424,582	2,394,667
		9,299,291	7,758,329

Current		9,047,064	7,508,275
Non-Current		252,227	250,054

1)	Includes escrow account, which will be released only after obtaining the applicable governmental approvals and compliance by the Company with the precedent conditions related to transactions with (i) CMPC Celulose Riograndense SA (“CMPC”) as a result of the Losango Project, for sale land and forests, whose agreement was signed in December 2012 and (ii) Turvinho, for the sale of rural properties, whose agreement was signed in November 2020.

2)	Refers to Time Deposit investments, with maturity over 90 days, which is a remunerated bank deposit with a specific maturity period.

27

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

7.	TRADE ACCOUNTS RECEIVABLE

7.1.	Breakdown of balances

	March 31, 2022	December 31, 2021
Domestic customers
Third parties	1,381,542	1,449,177
Related parties (Note 11) (1)	72,053	73,598

Foreign customers
Third parties	3,094,618	5,043,453

(-) Expected credit losses	(32,540)	(34,763)
	4,515,673	6,531,465

1)	The balance refers to transactions with Ibema Companhia Brasileira de Papel.

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and may be discontinued at any time without significant impact on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable as of March 31, 2022, is R$6,070,064 (R$6,121,316 as of December 31, 2021).

7.2.	Breakdown of trade accounts receivable by maturity

	March 31, 2022	December 31, 2021
Current	4,139,189	5,972,945
Overdue
Up to 30 days	337,377	518,115
From 31 to 60 days	18,128	15,359
From 61 to 90 days	5,227	3,087
From 91 to 120 days	1,514	1,453
From 121 to 180 days	805	3,779
From 181 days	13,433	16,727
	4,515,673	6,531,465

28

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

7.3.	Rollforward of the expected credit losses

	March 31, 2022	December 31, 2021
Beginning balance	(34,763)	(41,889)
Addition	(694)	(2,547)
Reversal	94	3,184
Write-off	1,392	7,078
Exchange rate variation	1,431	(589)
Ending balance	(32,540)	(34,763)

The Company maintains guarantees for overdue securities in its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy. Transactions carried out with clients classified as investment grade by the main risk rating agencies are also not considered in the expected credit losses.

7.4.	Main customers

The Company has 1 (one) customer responsible for 11.96% of net sales of pulp segment and no customer responsible for more than 10% of net sales in the paper segment for the three-month period ended March 31, 2022. The Company has 1 (one) customer responsible for 10.39% of net sales of pulp segment and no customer responsible for more than 10% of net sales in the paper segment for the year ended December 31, 2021.

8.	INVENTORIES

	March 31, 2022	December 31, 2021
Finished goods
Pulp
Domestic (Brazil)	683,528	748,588
Foreign	1,357,677	1,037,760
Paper
Domestic (Brazil)	309,255	315,068
Foreign	126,427	95,383
Work in process	82,400	96,140
Raw material
Wood	1,222,162	1,094,058
Operating supplies and packaging	607,274	571,505
Spare parts and other	744,799	678,983
	5,133,522	4,637,485

Inventories are disclosed net of estimated losses.

8.1.	Rollforward of estimated losses

	March 31, 2022	December 31, 2021
Beginning balance	(91,258)	(79,885)
Addition (1)	(6,283)	(85,110)
Reversal	20,010	11,536
Write-off (2)	14,458	62,201
Ending balance	(63,073)	(91,258)

1)	Refers substantially to the (i) raw material in the amount of R$3,673 (R$38,136 as of December 31, 2021) and (iii) spare parts in the amount of R$2,040 (R$21,184 as of December 31, 2021).

2)	Refers mainly to the amounts of (i) raw material of R$12,222 (R$47,231 as of December 31, 2021), (ii) and (ii) spare parts in the amount of R$2,017 (R$9,529 as of December 31, 2021).

29

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

For the three-month period ended March 31, 2022 and for the year ended December 31, 2021, there were no inventory items pledged as collateral.

9.	RECOVERABLE TAXES

	March 31, 2022	December 31, 2021
IRPJ/CSLL – prepayments and withheld taxes	104,236	94,323
PIS/COFINS – on acquisition of property, plant and equipment (1)	79,798	94,108
PIS/COFINS – operations	340,177	331,203
PIS/COFINS – exclusion ICMS (2)	570,945	582,433
ICMS – on acquisition of property, plant and equipment (3)	131,298	129,081
ICMS – operations (4)	1,460,346	1,363,453
Reintegra program (5)	54,209	49,265
Other taxes and contributions	47,428	50,291
Provision for loss of ICMS credits (6)	(1,082,279)	(1,064,268)
	1,706,158	1,629,889

Current	447,468	360,725
Non-current	1,258,690	1,269,164

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is in connection with depreciation year of the corresponding asset.

2)	The Company and its associates filed legal actions over the years to recognize the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain operations for certain periods starting from March 1992.

3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a linear basis over a four period, from the acquisition date, in accordance with the relevant regulation, ICMS Control on Property, Plant and Equipment (“CIAP”).

4)	ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products: Credits are concentrated in the State of Espírito Santo, Maranhão, Mato Grosso do Sul, São Paulo and Bahia, where the Company realizes the credits through sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in State of Maranhão.

5)	Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, to make them more competitive in foreign markets.

6)	Includes the provision for discount on sale to third parties of the accumulated ICMS credit in State of Maranhão and the provision for full loss of the low probability of realization of the units of States of Espírito Santo and Bahia due to the difficulty of its realization.

30

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

9.1.	Rollforward of provision for loss

ICMS
Balance as of December 31, 2020	(1,164,782)
Addition	(62,738)
Write-off	1,331
Reversal (1)	161,921
Balance as of December 31, 2021	(1,064,268)
Addition	(28,671)
Write-off	660
Reversal (1)	10,000
Balance as of March 31, 2022	(1,082,279)

1)	Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits from the State of Espírito Santo through sale to third parties.

10.	ADVANCES TO SUPPLIERS

	March 31, 2022	December 31, 2021
Forestry development program and partnerships	1,373,504	1,282,763
Advance to suppliers - others	50,332	59,564
	1,423,836	1,342,327

Current	50,332	59,564
Non-current	1,373,504	1,282,763

In the annual financial statements for the year ended December 31, 2021, the characteristics of the advances were disclosed, which did not change during the three-month period ended March 31, 2022.

11.	RELATED PARTIES

The Company's commercial and financial operations with controlling shareholder and Companies owned by controlling shareholder Suzano Holding S.A. ("Suzano Group"). For transactions with related parties, it is determined that the specific prices and conditions for these transactions are observed, as well as the corporate governance practices adopted by the Company and those recommended and/or required by the legislation.

The transactions refers mainly to:

Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses; (iv) social services and (v) dividends receivable.

Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting and (v) dividends payable.

Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.

For the three-month period ended March 31, 2022, there were no material changes in the terms of the agreements, deal and transactions entered into, nor were there any new contracts, agreements or transactions of different natures entered into between the Company and its related parties in relation to those disclosed in the annual financial statements for the year ended December 31, 2021.

31

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

11.1.	Balances recognized in assets and liabilities and amounts transacted in the period

	Assets		Liabilities		Financial result		Operating result
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Transactions with controlling shareholders
Managements and related persons				(22,875)
Alden Fundo de Investimento em Ações				(17,701)
Controller				(131,841)
Suzano Holding	5	2		(248,789)			14	(659)
	5	2		(421,206)			14	(659)

Transactions with companies of the Suzano Group and other related parties
Management (expect compensation – note 11.2)			(3)	(9)			(21)	(76)
Bexma Participações Ltda	1	1					2	2
Bizma Investimentos Ltda		1					2	2
Ensyn Technologies						1		1
Fundação Arymax							1
Ibema Companhia Brasileira de Papel (1)	78,657	80,511	(6,258)	(6,288)			47,666	34,313
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	6	1					(1,083)	(63)
IPLF Holding S.A.							1	1
Nemonorte Imóveis e Participações Ltda			(15)				(60)	(46)
Other shareholders			(6,059)	(497,867)
	78,664	80,514	(12,335)	(504,164)		1	46,508	34,134
	78,669	80,516	(12,335)	(925,370)		1	46,522	33,475

Assets
Trade accounts receivable (Note 7)	72,053	73,598
Dividends receivable	6,604	6,604
Other assets	12	314
Liabilities
Trade accounts payable (Note 17)			(6,270)	(6,288)
Dividends payable			(6,059)	(919,073)
Other liabillities			(6)	(9)
	78,669	80,516	(12,335)	(925,370)

1) Refers mainly to the sale of pulp.

32

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

11.2.	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set for the below:

	March 31, 2022	March 31, 2021
Short-term benefits
Salary or compensation	12,440	11,832
Direct and indirect benefits	224	202
Bonus	1,600	1,517
	14,264	13,551
Long-term benefits
Share-based compensation plan	19,881	52,625
	19,881	52,625
	34,145	66,176

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of the Management, in accordance with the specific regulations as disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES

12.1.	Deferred taxes

The Company calculates income tax and social contribution taxes, current and deferred, based on the rates of 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ and 9% for CSLL, on the net income. Balances are recognized in the Company's income on the accrual basis.

Associates located in Brazil have their taxes calculated and provisioned in accordance with current legislation and their specific tax regime, including, in some cases, presumed profit method. The associates located abroad are taxed in their respective jurisdictions, according to local regulations.

Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.

In Brazil, the Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in associate, direct and indirect, located abroad, equivalent to the profit earned by it before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity located in Brazil, at each year ended.

Management’s Company believes on the validity of the provisions of international treaties entered into Brazil to avoid double taxation. In order to guarantee its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims at a non-double taxation, in Brazil, of profit earned by its associate located in Austria, according to Law n°. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the records of the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, in determining of taxable income and social contribution basis of the net profit of the Company for the three-month period ended March 31, 2022. There is no provision for tax related to the profit of such associate in 2022.

33

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

12.1.1.	Deferred income and social contribution taxes

	March 31, 2022	December 31, 2021
Tax loss	1,268,351	1,156,876
Negative tax basis of social contribution	460,872	411,074

Assets temporary differences
Provision for judicial liabilities	254,714	249,345
Operating provisions and other losses	839,191	965,130
Exchange rate variation	3,049,138	6,555,202
Derivatives losses (“MtM”)		2,193,693
Amortization of fair value adjustment on business combination	695,323	699,535
Unrealized profit on inventories	218,738	298,888
Leases	240,526	373,372
	7,026,853	12,903,115

Liabilities temporary differences
Goodwill - Tax benefit on unamortized goodwill	815,642	746,489
Property, plant and equipment - deemed cost	1,292,234	1,316,859
Accelerated tax depreciation	925,831	944,949
Borrowing cost	111,425	99,399
Fair value of biological assets	400,750	430,966
Deferred taxes, net of fair value adjustment	420,139	427,313
Tax credits - gains in tax lawsuit (exclusion of ICMS from the PIS and COFINS contribution tax basis)	194,121	198,027
Derivatives gains (“MtM”)	10,566
Provision of deferred taxes on results of associates abroad	72,900
Other temporary differences	11,741	9,184
	4,255,349	4,173,186

Non-current assets	2,772,622	8,729,929
Non-current liabilities	1,118

Tax losses and accelerated tax depreciation are only achieved by the Income Tax (“IRPJ”), and the negative basis of social contribution only by CSLL, other tax bases were subject to both taxes.

12.1.2.	Breakdown of accumulated tax losses and social contribution tax loss carryforwards

	March 31, 2022	December 31, 2021
Tax loss carry forward	5,073,404	4,627,504
Negative tax basis of social contribution carryforward	5,120,800	4,567,489

34

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

12.1.3.	Rollforward of deferred tax assets

	March 31, 2022	December 31, 2021
Beginning balance	8,729,929	8,676,432
Tax loss	111,475	143,868
Negative tax basis of social contribution	49,798	81,662
Provision for judicial liabilities	5,369	16,245
Reversal of operating provisions and other losses	(125,939)	(53,467)
Exchange rate variation	(3,506,064)	442,296
Derivative gains (“MtM”)	(2,204,259)	(110,140)
Amortization of fair value adjustment on business combination	2,962	22,996
Unrealized profit on inventories	(80,150)	122,041
Lease	(132,846)	86,306
Goodwill - Tax benefit on unamortized goodwill	(69,153)	(276,614)
Property, plant and equipment - deemed cost	24,625	68,783
Accelerated tax depreciation	19,118	80,187
Borrowing cost	(12,026)	10,637
Fair value of biological assets	30,216	(225,586)
Deferred taxes on the result of associates abroad	(72,900)	(33,893)
Credits on exclusion of ICMS from the PIS/COFINS tax base	3,906	(154,468)
Other temporary differences	(2,557)	(167,356)
Ending balance	2,771,504	8,729,929

12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	March 31, 2022	March 31, 2021
Net income (loss) before taxes	16,324,360	(5,060,190)
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	(5,550,282)	1,720,465

Tax effect on permanent differences
Taxation (difference) on profit of associates in Brazil and abroad (1)	(361,695)	774,234
Equity method	(3,312)	3,490
Thin capitalization (2)	(98,325)	(179,717)
Credit related to Reintegra Program	1,820	1,836
Director bonus	(7,737)	(8,185)
Donations, fines tax incentives and other	1,281	(7,192)
	(6,018,250)	2,304,931
Income tax
Current	(58,693)	(61,645)
Deferred	(4,384,670)	1,740,224
	(4,443,363)	1,678,579
Social Contribution
Current	(241)	(2,504)
Deferred	(1,574,646)	628,856
	(1,574,887)	626,352
Income and social contribution benefits (expenses) on the period	(6,018,250)	2,304,931

Effective rate of income and social contribution tax expenses	36.87%	45.55%

1)	The effect of the difference in taxation of associates is substantially due to the difference between the nominal rates of Brazil and associates abroad.

2)	The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity and when determined limits and requirements are met. On March 31, 2022 and December 31, 2021, the Company did not meet all limits and requirements therefore the expense is not deductible for the period.

35

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

12.3.	Tax incentives

Company has a tax incentive for the partial reduction of the income tax obtained by the operations carried out in areas of the Northeast Development Superintendence (“SUDENE”) in the Mucuri (BA), Eunápolis – Veracel (BA), Imperatriz (MA) and Aracruz – Portocel (ES) regions and in areas of the Superintendence of the Amazon Development (“SUDAM”) in the Belém (PA) regions. The IRPJ reduction incentive is calculated based on the activity profit (exploitation profit) and considers the allocation of the operating profit by the incentive production levels for each product. The incentive of lines 1 and 2 of Mucuri (BA) facility expire, respectively, in 2024 and 2027, Imperatriz facility, expire in 2024, Eunápolis – Veracel (BA) and Belém (PA) facility, expire in 2025 and Aracruz – Portocel (ES), expire in 2030.

13.	BIOLOGICAL ASSETS

The rollforward of biological assets is set forth below:

Balances on December 31, 2020	11,161,210
Addition	3,807,608
Depletion	(3,189,726)
Transfers	23,471
Gain on fair value adjustment	763,091
Disposal	(211,433)
Other write-offs	(105,489)
Balances on December 31, 2021	12,248,732
Addition	1,021,392
Depletion	(900,653)
Disposal	(42,563)
Other write-offs	(5,361)
Balances on March 31, 2022	12,321,547

The Company reassesses the main assumptions used to measure the fair value of biological assets every six months in June and December. The main assumptions used and assessment methodology are disclosed in Note 13 of the financial statements for the year ended December 31, 2021, which did not change during the three-month period ended March 31, 2022.

The Company has no biological assets pledged in the three-month period ended March 31, 2022 and year ended December 31, 2021.

14.	INVESTMENTS

14.1.	Investments breakdown

	March 31, 2022	December 31, 2021
Investments in associates and joint ventures	246,740	263,965
Goodwill	231,293	231,743
Other investments evaluated at fair value through other comprehensive income - Celluforce	24,526	28,358
	502,559	524,066

36

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

14.2.	Investments in associates and joint ventures

	Information of joint ventures as of			Company Participation
	March 31, 2022			Carrying amount		In the income (expenses) of the period
	Equity	Income (expenses) of the period	Participation equity (%)	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2021
Associate
Ensyn Corporation	10,182		26.24%	4,592	4,222	(683)	(1,013)
Spinnova Plc (1)	598,005		19.14%	114,458	125,653	(4,939)	(1,242)
				119,050	129,875	(5,622)	(2,255)

Joint ventures
Domestic (Brazil)
Ibema Companhia Brasileira de Papel	227,955	(7,393)	49.90%	113,750	117,439	(3,689)	12,521
Foreign
F&E Technologies LLC	9,499		50.00%	4,749	5,594
Woodspin Oy	18,382		50.00%	9,191	11,057	(3)
				127,690	134,090	(3,692)	12,521

Other movements				24,526	28,358	(428)
				24,526	28,358	(428)
				271,266	292,323	(9,742)	10,266

1)	Average share price quoted on the NFNGM is EUR8.68 (eight Euros and sixty-eight cents) in the three-month period ended March 31, 2022.

15.	PROPERTY, PLANT AND EQUIPMENT

	Lands	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3,53	5.83		15.92

Cost
Balance as of December 31, 2020	9,912,305	9,203,134	43,184,495	883,384	1,059,595	64,242,913
Additions	38,786		319,887	1,768,938	22,973	2,150,584
Write-offs (2)	(539,528)	(1,656)	(253,341)	(1,323)	(13,763)	(809,611)
Transfer and other (3)	379,539	214,340	698,591	(1,047,084)	35,796	281,182
Balance as of December 31, 2021	9,791,102	9,415,818	43,949,632	1,603,915	1,104,601	65,865,068
Additions (4)	881	223	64,225	1,596,452	1,621	1,663,402
Write-offs	(3,986)	(207)	(25,741)		(2,575)	(32,509)
Transfer and other (3)	49,306	3,758	185,327	(234,846)	4,184	7,729
Balance as of March 31, 2022	9,837,303	9,419,592	44,173,443	2,965,521	1,107,831	67,503,690

Depreciation
Balance as of December 31, 2020		(3,245,786)	(21,176,572)		(663,665)	(25,086,023)
Additions		(331,691)	(2,356,184)		(120,796)	(2,808,671)
Write-offs		495	186,775		11,535	198,805
Transfer		(115)	1,145		(506)	524
Balance as of December 31, 2021		(3,577,097)	(23,344,836)		(773,432)	(27,695,365)
Additions		(76,089)	(583,561)		(28,112)	(687,762)
Write-offs		194	14,558		2,383	17,135
Transfer			36			36
Balance as of March 31, 2022		(3,652,992)	(23,913,803)		(799,161)	(28,365,956)

Book value
Balance as of December 31, 2021	9,791,102	5,838,721	20,604,796	1,603,915	331,169	38,169,703
Balance as of March 31, 2022	9,837,303	5,766,600	20,259,640	2,965,521	308,670	39,137,734

1)	Includes vehicles, furniture and utensils and computer equipment.

2)	In 2021, includes mainly, the write-off for the sale of rural properties to Turvinho, whose agreement was signed in November 2020.

3)	Includes transfers carried out between the items of property, plant and equipment, intangible and inventories. In 2021, it also includes transfers from the sale of rural properties to those held for sale, as a result of the contract signed with Turvinho.

4)	The addition in progress refers substantially to the Cerrado Project.

37

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

For the three-month period ended March 31, 2022, the Company evaluated the business, market and climate impacts and did not identify any trigger to perform the impairment test of property, plant and equipment.

15.1.	Items pledged as collateral

For the three-month period ended March 31, 2022, property, plant and equipment items that are pledge as collateral for loans transactions and lawsuits, consisting substantially of the units of, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas totaled R$19,232,892 (R$19,488,481 in the same units as of December 31, 2021).

15.2.	Capitalized expenses

For the three-month period ended March 31, 2022, the Company capitalized loan costs in the amount of R$42,535 (R$18,624 as of December 31, 2021). The weighted average interest rate, adjusted by the equalization of exchange rate effects, utilized to determine the capitalized amount was 13.53% p.a. (12.04% p.a. as of December 31, 2021).

16.	INTANGIBLE

16.1.	Goodwill and intangible assets with indefinite useful life

	March 31, 2022	December 31, 2021
Facepa	119,332	119,332
Fibria	7,897,051	7,897,051
Other (1)	3,405	3,216
	8,019,788	8,019,599

1)	Refers to other intangible assets with indefinite useful life such as servitude of passage and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill are allocated to cash-generating units as presented in Note 28.4.

For the three-month period ended March 31, 2022, the Company did not identify any trigger to perform the impairment test.

38

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

16.2.	Intangible assets with determined useful life

		March 31, 2022	December 31, 2021
Beginning balance		8,014,740	8,741,949
Additions		49,677	285,278
Amortization		(241,377)	(973,516)
Transfers and others		1,110	(38,971)
Ending balance		7,824,150	8,014,740
Represented by	Average rate %
Non-compete agreement	5 and 46.1	5,316	5,394
Ports concession	4.3	197,196	199,658
Lease agreements	16.9	19,998	21,873
Supplier agreements	12.9	66,665	70,368
Port service contracts	4.2	601,784	609,283
Cultivars	14.3	76,470	81,568
Trademarks and patents	10.0	13,286	14,071
Customer portfolio	9.1	6,362,595	6,567,840
Supplier agreements	17.6	29,352	31,993
Software	20.0	110,725	121,312
Others	7.2	340,763	291,380
		7,824,150	8,014,740

For the three-month period ended March 31, 2022, the Company did not identify any trigger to perform the impairment test of intangible assets with determined useful life.

17.	TRADE ACCOUNTS PAYABLE

	March 31, 2022	December 31, 2021
In local currency
Related party (Note 11.1) (1)	6,270	6,288
Third party	2,875,524	2,677,052
In foreign currency
Third party	359,827	605,557
	3,241,621	3,288,897

1)	The balance refers, substantially, to transactions with Ibema Companhia Brasileira de Papel.

39

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

18.	LOANS, FINANCING AND DEBENTURES

18.1.	Breakdown by type

			Current		Non-current		Total
Type	Interest rate	Average annual interest rate - %	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
In foreign currency
BNDES	UMBNDES	4.58	12,247	14,399	7,121	11,952	19,368	26,351
Bonds	Fixed	4.99	328,413	972,053	39,272,583	46,253,007	39,600,996	47,225,060
Export credits (“export prepayment”)	LIBOR/Fixed	3.57	701,904	818,896	15,220,320	17,916,691	15,922,224	18,735,587
Others			2,516	782			2,516	782
			1,045,080	1,806,130	54,500,024	64,181,650	55,545,104	65,987,780
In local currency
BNDES	TJLP	8.32	70,295	67,499	291,641	312,077	361,936	379,576
BNDES	TLP	10.16	28,791	32,854	941,133	703,502	969,924	736,356
BNDES	Fixed	4.76	24,259	24,672	16,572	22,611	40,831	47,283
BNDES	SELIC	5.66	41,572	35,086	786,761	782,685	828,333	817,771
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	14.31	817,046	1,561,639	1,729,066	1,687,560	2,546,112	3,249,199
NCE (“Export credit note”)	CDI	11.29	23,112	39,535	1,276,651	1,276,330	1,299,763	1,315,865
NCR (“Rural producer certificate”)	CDI	11.10	2,657	7,335	273,921	273,852	276,578	281,187
Export credits (“export prepayment”)	Fixed	8.06	41,705	77,694	1,315,006	1,314,737	1,356,711	1,392,431
Debentures	CDI	12.65	135,952	21,980	5,418,845	5,418,088	5,554,797	5,440,068
Others (Working capital and Industrial Development Fund (“FDI”) and fair value adjustment on business combination)			(14,165)	(18,887)			(14,165)	(18,887)
			1,171,224	1,849,407	12,049,596	11,791,442	13,220,820	13,640,849
			2,216,304	3,655,537	66,549,620	75,973,092	68,765,924	79,628,629

Interest on financing			630,096	1,204,490			630,096	1,204,490
Non-current funding			1,586,208	2,451,047	66,549,620	75,973,092	68,135,828	78,424,139
			2,216,304	3,655,537	66,549,620	75,973,092	68,765,924	79,628,629

40

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

18.2.	Rollforward in loans, financing and debentures

	March 31, 2022	December 31, 2021
Beginning balance	79,628,629	72,899,882
Fundraising, net issuances	242,070	16,991,962
Interest accrued	891,604	3,207,278
Premium with early settlement		260,289
Monetary and exchange rate variation, net	(9,799,169)	4,847,320
Settlement of principal	(797,865)	(15,469,423)
Settlement of interest	(1,425,025)	(2,953,573)
Payment of premium with early settlements		(260,289)
Amortization of fundraising costs	20,998	103,246
Others (fair value adjustment on business combination)	4,682	1,937
Ending balance	68,765,924	79,628,629

41

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

18.3.	Breakdown by maturity – non current

	2023	2024	2025	2026	2027	2028 onwards	Total
In foreign currency
BNDES	7,121						7,121
Bonds			1,594,552	2,464,607	3,279,020	31,934,404	39,272,583
Export credits (“export prepayment”)		1,789,836	5,190,523	4,576,219	3,663,742		15,220,320
	7,121	1,789,836	6,785,075	7,040,826	6,942,762	31,934,404	54,500,024
In local currency
BNDES – TJLP	47,402	47,633	97,499	84,436	6,996	7,675	291,641
BNDES – TLP	25,217	37,493	36,245	41,871	110,621	689,686	941,133
BNDES – Fixed	12,569	4,003					16,572
BNDES – Selic	45,180	51,529	185,628	185,674	23,930	294,820	786,761
CRA (“Agribusiness Receivables Certificates”)	1,729,066						1,729,066
NCE (“Export credit note”)			640,800	635,851			1,276,651
NCR (“Rural producer certificate”)			137,500	136,421			273,921
Export credits (“export prepayment”)		1,315,006					1,315,006
Debentures			2,340,550	2,330,392		747,903	5,418,845
	1,859,434	1,455,664	3,438,222	3,414,645	141,547	1,740,084	12,049,596
	1,866,555	3,245,500	10,223,297	10,455,471	7,084,309	33,674,488	66,549,620

42

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

18.4.	Breakdown by currency

	March 31, 2022	December 31, 2021
Brazilian Reais	13,210,263	13,629,978
U.S. Dollar	55,536,294	65,972,300
Currency basket	19,367	26,351
	68,765,924	79,628,629

18.5.	Fundraising costs

The fundraising costs are amortized based on terms agreements and effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	March 31, 2022	December 31, 2021
Bonds	434,970	219,473	215,497	261,006
CRA and NCE	125,222	106,308	18,914	21,606
Export credits (“export prepayment”)	191,710	106,715	84,995	110,817
Debentures	24,467	12,212	12,255	13,012
BNDES	63,588	50,747	12,841	13,473
Others	18,147	17,067	1,080	1,148
	858,104	512,522	345,582	421,062

18.6.	Relevant transactions entered into the period

18.6.1.	BNDES

On March 29, 2022, the Company raised with BNDES the amount of R$243,000 indexed by the interest rate Long-Term Rate ("TLP"), plus fixed interest of 2.33% p.a., with 2 (two) years grace period for principal and maturity in May 2036. The funds were allocated to projects in the industrial area.

18.7.	Relevant transactions settled in the period

18.7.1.	CRA settlement

On January 14, 2022, the Company settled a CRA contract , in the amount of R$761,572 (principal and interest) , with original maturity in January 2022 at a cost of 99% p.a. of the Interbank Deposit rate (“DI”).

18.8.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) to be complied with.

43

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

19.	LEASE

19.1.	Right of use

The rollforward is set forth below:

	Lands and farms	Machines and equipment’s	Buildings	Ships and boats	Vehicles	Total
Balance as of December 31, 2020	2,288,061	85,265	90,984	1,877,319	2,449	4,344,078
Additions/updates	885,272	20,646	52,140	1,861	4,600	964,519
Depreciation (1)	(304,922)	(19,447)	(54,714)	(125,190)	(4,319)	(508,592)
Write-offs				(5,982)		(5,982)
Balance as of December 31, 2021	2,868,411	86,464	88,410	1,748,008	2,730	4,794,023
Additions/updates	230,670	8,014	14,664		62	253,410
Depreciation (1)	(82,693)	(7,820)	(16,603)	(31,227)	(535)	(138,878)
Balance as of March 31, 2022	3,016,388	86,658	86,471	1,716,781	2,257	4,908,555

1)	The amount of depreciation related to land is reclassified to biological assets to compose the formation cost.

For the three-month period ended March 31, 2022, the Company is not committed to lease agreements not yet in force.

19.2.	Lease liabilities

The balance of lease payables for the three-month period ended March 31, 2022, measured at present value and discounted by the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	11.89	December/2049	3,148,757
Machines and equipment’s	11.05	April/2035	153,299
Buildings	9.70	December/2031	73,302
Ships and boats	11.39	February/2039	2,237,904
Vehicles	10.04	October/2023	2,008
			5,615,270

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms like the lease agreements.
2)	Refers to the original maturities of the agreements and, therefore, do not consider eventual renewal clause.

The Company have renewed the subleasing transaction of 2 (two) ships, under the same conditions as before, for another period of 10 months and the amount of US$7,500 (equivalent to R$40,253 on the transaction date), only replacing the ships, due to the need for planned operational maintenance. The transaction that had been effective since February 08, 2021 ended in January 2022 and, the second one that started on May 11, 2021, is schedule to last until May 2022. There will be no renewal of either transaction.

44

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

The rollforward is set forth below:

Balance as of December 31, 2020	5,191,760
Additions	964,519
Write-offs	(5,982)
Payments	(1,012,137)
Accrual of financial charges (1)	560,619
Exchange rate variation	194,415
Balance as of December 31, 2021	5,893,194
Additions	253,410
Payments	(255,065)
Accrual of financial charges (1)	148,925
Exchange rate variation	(425,194)
Balance as of March 31, 2022	5,615,270

Current	580,282
Non-current	5,034,988

1)	On March 31, 2022, the amount of R$40,820 related to interest expenses on leased lands was capitalized to biological assets to compose the formation cost (R$132,685 as of December 31, 2021).

The maturity schedule of future payment not discounted to present value related to lease liabilities is disclosed in Note 4.2.

19.2.1.	Amounts recognized in the statement of income for the period

The amounts recognized are set for the below:

	March 31, 2022	March 31, 2021
Expenses relating to short-term assets	534	1,504
Expenses relating to low-value assets	334	1,158
	868	2,662

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company is involved in certain legal proceedings arising from the normal course of business, which include tax, social security, labor, civil, environment and real estate risks.

The Company classifies the risk of unfavorable decisions in the legal proceedings, based on legal advice, which reflect the estimated probable losses.

The Company’s Management believes that, based on the elements existing at the base date of these unaudited condensed consolidated interim financial information, its provision for tax, social security, civil, environment and labor risks, accounted for according to IAS 37 is enough to cover estimated losses related to its legal proceedings, as set forth below:

20.1.	Rollforward and changes in the provisions according to the nature of the proceedings for probable losses, net of judicial deposits

	March 31, 2022
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Balance provision at the beginning of the period	477,096	178,925	82,592	2,694,541	3,433,154
Payments	(8,597)	(8,858)	(236)		(17,691)
Write-off	(7,820)	(7,894)	(17)	(17,265)	(32,996)
Additions	4,485	23,603	9,407		37,495
Monetary adjustment	4,458	2,762	4,122		11,342
Balance provision	469,622	188,538	95,868	2,677,276	3,431,304
Judicial deposits	(143,335)	(44,799)	(20,795)		(208,929)
Balance provision at the end of the period	326,287	143,739	75,073	2,677,276	3,222,375

1)	Amounts arising from lawsuits with probability of loss possible and remote, of tax nature in the amount of R$2,479,147 and civil in the amount of R$198,129, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination.

2)	Reversal due to a change in prognosis and/or settlement.

45

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

	December 31, 2021
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Balance provision at the beginning of the year	476,070	217,180	50,368	2,709,253	3,452,871
Payments	(21,155)	(37,368)	(49,519)		(108,042)
Write-off	(5,807)	(105,366)	(9,249)	(14,712)	(135,134)
Additions	17,718	88,777	79,245		185,740
Monetary adjustment	10,270	15,702	11,747		37,719
Balance provision	477,096	178,925	82,592	2,694,541	3,433,154
Judicial deposits	(135,590)	(45,302)	(19,650)		(200,542)
Balance provision at the end of the year	341,506	133,623	62,942	2,694,541	3,232,612

1)	Amounts arising from lawsuits with probability of loss possible and remote, of tax nature in the amount of R$2,496,358 and civil in the amount of R$198,183, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination.

2)	Reversal due to a change in prognosis and/or settlement.

20.1.1.	Tax and social security

For the three-month period ended March 31, 2022, the Company has 50 (fifty) (50 (fifty) as of December 31, 2021) administrative and judicial lawsuits of a tax and social security nature in which the disputed matters related, Income Tax (“IRPJ”), Social Contribution (“CSLL”), Social Integration Program (“PIS”), Social Security Funding Contribution (“COFINS”), Social Security Contribution, Tax on Sales and Services (“ICMS”), among others whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

20.1.2.	Labor

For the three-month period ended March 31, 2022, the Company has 995 (nine hundred ninety-five) ((987 (nine hundred eighty-seven) as of December 31, 2021) labor lawsuits.

In general, labor lawsuits are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.3.	Civil, environment and real estate

For the three-month period ended March 31, 2022, the Company has 58 (fifty-eight) (57 (fifty-seven) as of December 31, 2021) civil, environmental and real estate lawsuits.

Civil, environment and real estate proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

46

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

20.2.	Contingencies with possible losses

The Company is involved in tax, civil and labor lawsuits, for which losses have been assessed as possible by Management with the support from legal counsel and therefore no provision was recorded:

	March 31, 2022	December 31, 2021
Taxes and social security (1)	7,641,221	7,539,938
Labor	215,824	211,767
Civil and environment (1)	4,021,715	3,691,778
	11,878,760	11,443,483

1)	The amounts above do not include the fair value adjustment allocated to probable contingencies of R$2,495,220 (R$2,515,486 as of December 31, 2021), which were recorded at fair value resulting from business combinations with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combination, as presented in note 20.1.1. above.

In the three-month period ended March 31, 2022, there were no significant changes in the main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2021 (Note 20).

20.3.	Contingent assets

In the three-month period ended March, 2021, there were no significant changes in main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2021 (Note 20).

21.	EMPLOYEE BENEFIT PLANS

The Company offers supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2021 (Note 21), which did not change during the three-month period ended March 31, 2022.

21.1.	Pension plan

Contributions made by the Company, for Suzano Prev pension plan managed by BrasilPrev, for the three-month period ended March 31, 2022 amounted R$3,547 (R$3,270 as of March 31, 2021) recognized in under cost of sales, selling and general and administrative expenses.

47

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

21.2.	Defined benefits plan

The Company offers medical assistance and life insurance in addition to the pension plans, which are measured by actuarial calculation and recognized in the unaudited condensed consolidated interim financial information.

The rollforward of actuarial liability prepared based on actuarial report, is set forth below:

Balance on December 31, 2020	785,045
Interest on actuarial liabilities	55,849
Actuarial gain	(119,642)
Exchange rate variation	37
Benefits paid	(46,131)
Balance on December 31, 2021	675,158
Interest on actuarial liabilities	14,815
Exchange rate variation	(168)
Benefits paid	(14,193)
Balance on March 31, 2022	675,612

22.	SHARE-BASED COMPENSATION PLAN

For the three-month period ended March 31, 2022, the Company had 3 (three) share-based, long-term compensation plans, (i) Phantom stock option plan (“PS”) and (ii) Share Appreciation Rights (“SAR”), both settled in local currency and (iii) common stock options, settled in shares.

The characteristics and measurement method of such each plan were disclosed in the annual financial statements for the year ended December 31, 2021 (Note 22), which did not change during the three-month period ended March 31, 2022.

22.1.	Long term compensation plans (“PS and SAR”)

The rollforward is set forth below:

	March 31, 2022	December 31, 2021

	Number of shares
Beginning balance	5,415,754	5,772,356
Granted during of the period	942,193	1,906,343
Exercised (1)	(713,143)	(1,860,334)
Exercised due to resignation (1)		(86,196)
Abandoned / prescribed due to resignation	(14,623)	(316,415)
Ending balance	5,630,181	5,415,754

1)	The average price for share options exercised and exercised due to termination of employment, for the three-month period ended March 31, 2022 was R$57.00 (fifty-seven Brazilian Reais ) ( (R$60,30 ( sixty Brazilian Reais and thirty cents ) as of December 31, 2021).

22.2	Restricted shares plan

The position is set forth below:

Program	Date of the execution of the contract	Grant date	Price on grant date	Shares Granted	Restricted year for transfer of shares
2020	01/02/2020	01/02/2021	R$51.70	106,601	01/02/2024
2021	01/02/2021	01/02/2022	R$53.81	108,010	01/02/2025
				214,611

In the three-month period ended March 31, 2022, the 2018 Program had its lockup period concluded and, therefore, the granting of 130,435 shares was carried out in counterpart to the treasury shares (Note 24.2).

48

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

22.3	Measurement assumptions

The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2021
Non-current liabilities
Provision for phantom stock plan	147,058	166,998	(19,224)	(64,154)
Equity
Stock option granted	16,789	15,455	(1,334)	(1,210)
Shares Granted	(2,365)		2,365
	14,424	15,455	1,031	(1,210)

			(18,193)	(65,364)

23.	LIABILITIES FOR ASSETS ACQUISITIONS AND ASSOCIATES

	March 31, 2022	December 31, 2021
Business combination
Facepa (1)	41,664	40,863
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (2)	329,594	365,089
	371,258	405,952

Current	93,571	99,040
Non-current	277,687	306,912

1)	Acquired in March 2018, for the amount of R$307,876, upon payment of R$267,876 and the remaining updated at IPCA, adjusted by possible losses incurred up to the payment date, with maturities in March 2023 and March 2028.

2)	On August 2014, the Company acquired the Vale Florestar S.A. through VFFIP, for the total amount of R$528,941 with a upon payment of R$44,998 and remaining with maturity to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variation of the U.S. Dollar exchange rate and partially updated by the IPCA.

24.	SHAREHOLDERS’ EQUITY

24.1	Share capital

For the three-month period ended March 31, 2022, the Suzano’s share capital is R$9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. The share capital is net of the public offering expenses of R$33,735. The breakdown of the share capital is set forth below:

	Ordinary
	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01
Controller	194,809,797	14.31
Managements and related persons	33,952,144	2.49
Alden Fundo de Investimento em Ações	26,154,744	1.92
	622,529,014	45.73
Treasury	11,911,569	0.88
Other shareholders	726,823,001	53.39
	1,361,263,584	100.00

By resolution of the Board of Directors, the share capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

49

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

For the three-month period ended March 31 ,2022, SUZB3 common shares ended the period quoted at R$55.15 (fifty-five Brazilian Reais and fifteen cents) (R$60.11 (sixty Brazilian Reais and eleven cents)) on December 31, 2021).

24.2	Treasury shares

In the three-month period ended March 31, 2022, the Company has 11,911,569 common shares of own issuance held in treasury, with an average cost of R$18.13 (eighteen Brazilian Reais and thirteen cents) per share, with a historical value of R$215,900 (R$218,265 as of March 31, 2021) and the market corresponding to R$656,923.

In the three-month period ended March 31, 2022, the Company granted 130,435 common shares at an average cost of R$39.10 (thirty-nine Brazilian Reais and ten cents) per share, with a historical value of R$5,100, for compliance with the 2018 Program of the restricted shares plan (note 22.2) (On December 31, 2021, there was no purchase or sale of treasury shares).

25.	EARNINGS (LOSS) PER SHARE

25.1	Basic

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	March 31, 2022	March 31, 2021
Resulted of the period attributable for controlling shareholders’	10,304,717	(2,757,244)
Weighted average number of shares in the period – in thousands	1,361,263	1,361,264
Weighted average treasury shares – in thousands	(11,912)	(12,042)
Weighted average number of outstanding shares – in thousands	1,349,351	1,349,222
Basic earnings (loss) per common share – R$	7.63680	(2.04358)

25.2	Diluted

The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares that would cause dilution.

	March 31, 2022	March 31, 2021
Resulted of the period attributed to controlling shareholders’	10,304,717	(2,757,244)
Weighted average number of shares in the period (except treasury shares) – in thousands	1,349,351	1,349,222
Average number of potential shares (stock options) - in thousands	215
Weighted average number of shares (diluted) – in thousands	1,349,566	1,349,222
Diluted earnings (loss) per common share – R$	7.63558	(2.04358)

On March 31, 2021, due to the loss in the period, the Company does not consider the dilution effect in the measurement.

50

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

26.	NET FINANCIAL RESULT

	March 31, 2022	March 31, 2021
Financial expenses
Interest on loans, financing and debentures (1)	(849,069)	(757,769)
Premium expenses on early settlements		(32,933)
Amortization of transaction costs (2)	(20,998)	(41,020)
Interest expense on lease liabilities (3)	(108,105)	(109,040)
Amortization of fair value adjustment	(4,722)	(3,054)
Other	(67,227)	(47,117)
	(1,050,121)	(990,933)
Financial income
Cash and cash equivalents and marketable securities	135,565	19,907
Interest on other assets	22,719	4,320
	158,284	24,227
Results from derivative financial instruments
Income	6,719,070	51,926
Expenses	(522,627)	(2,545,876)
	6,196,443	(2,493,950)
Monetary and exchange rate variation, net
Exchange rate variation on loans, financing and debentures	9,799,169	(5,597,530)
Lease	425,194	(257,308)
Other assets and liabilities (4)	(2,593,690)	648,373
	7,630,673	(5,206,465)
Net financial result	12,935,279	(8,667,121)

1)	Does not include R$42,535 arising from capitalized loan costs for the three-month period ended March 31, 2022 (does not include R$402 as of March 31, 2021).

2)	Includes an expense of R$39 arising from transaction costs with loans and financing that were recognized directly to the statement of income (R$2,630 as of December 31, 2021).

3)	Includes R$40,820, referring to the reclassification to the biological assets item for the composition of the formation cost (R$27,438 as of March 31, 2021).

4)	Includes effects of exchange rate variations of trade accounts receivable, trade account payable, cash and cash equivalents, marketable securities and other.

27.	NET SALES

	March 31, 2022	March 31, 2021
Gross sales	11,825,230	10,303,345
Sales deductions
Returns and cancelations	(23,635)	(14,339)
Discounts and rebates	(1,588,924)	(1,051,893)
	10,212,671	9,237,113
Taxes on sales	(469,836)	(347,947)
Net sales	9,742,835	8,889,166

28.	SEGMENT INFORMATION

28.1	Criteria for identifying operating segments

The Board of Directors and Board of Statutory Executive Officers evaluate the performance of the Company’s business segments through the EBITDA. The Company revised the prior period segment note to present EBITDA as its performance measure.

51

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

The operating segments defined by the Company’s management are set forth below:

i)	Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff pulp mainly to supply the foreign market, with any surplus sold in the domestic market.

ii)	Paper: comprises production and sale of paper to meet the demands of both domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to its immateriality.

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources on a consolidated basis.

In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all our property, plant and equipment, biological and intangible assets are in Brazil.

28.2	Information of operating segments

	March 31, 2022
	Pulp	Paper	Total
Net sales	7,988,306	1,754,529	9,742,835
Domestic market (Brazil)	645,533	1,189,922	1,835,455
Foreign market	7,342,773	564,607	7,907,380
EBITDA	4,559,751	553,684	5,113,435
Depreciation, depletion and amortization			(1,724,354)
Operating profit before net financial income (“EBIT”) (1)			3,389,081
EBITDA margin (%)	57.08%	31.56%	52.48%

1)	EBIT (“Earnings before interest and tax”).

	March 31, 2021
	Pulp	Paper	Total
Net sales	7,593,580	1,295,586	8,889,166
Domestic market (Brazil)	454,351	894,124	1,348,475
Foreign market	7,139,229	401,462	7,540,691
EBITDA	4,824,766	548,646	5,373,412
Depreciation, depletion and amortization			(1,766,481)
Operating profit before net financial income (“EBIT”) (1)			3,606,931
EBITDA margin (%)	63.54%	42.35%	60.45%

1)	EBIT (“Earnings before interest and tax”).

28.3	Net sales by product

The following table set forth the breakdown of net sales by product:

Products	March 31, 2022	March 31, 2021
Market pulp (1)	7,988,306	7,593,580
Printing and writing paper (2)	1,437,584	1,033,000
Paperboard	301,557	252,227
Other	15,388	10,359
	9,742,835	8,889,166

1)	Net sale from fluff pulp represents approximately 0.82% of total net sales and, therefore, was included in market pulp net sales. (0.70% as of March 31, 2021)

2)	Net sale from tissue represents approximately 2.61% of total net sales and, therefore, was included in printing and writing paper net sales. (2.12% as of March 31, 2021)

52

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

28.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination were allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGU”), considering the economic benefits generated by such intangible assets. The allocation of intangibles is set forth below:

	March 31, 2022	December 31, 2021
Pulp	7,897,051	7,897,051
Consumer goods	119,332	119,332
	8,016,383	8,016,383

29.	INCOME (EXPENSES) BY NATURE

	March 31, 2022	March 31, 2021
Cost of sales (1)
Personnel expenses	(307,049)	(266,635)
Costs of raw materials, materials and services	(2,547,475)	(1,919,569)
Logistics cost	(977,216)	(1,053,114)
Depreciation, depletion and amortization	(1,462,830)	(1,503,890)
Other	(138,270)	(101,826)
	(5,432,840)	(4,845,034)
Selling expenses
Personnel expenses	(57,652)	(53,299)
Services	(28,503)	(26,775)
Logistics cost	(234,403)	(252,334)
Depreciation and amortization	(237,950)	(235,622)
Other (2)	(13,633)	(13,736)
	(572,141)	(581,766)
General and Administrative expenses
Personnel expenses	(217,749)	(265,412)
Services	(64,154)	(55,988)
Depreciation and amortization	(24,375)	(25,677)
Other (3)	(30,186)	(35,477)
	(336,464)	(382,554)
Other operating (expenses) income net
Rents and leases	596	1,028
Result from sale of other products, net	16,171	10,312
Result from sale and disposal of property, plant and equipment, intangible and biological assets, net (4)	17,424	497,288
Depletion and amortization (5)	801	(1,292)
Provision for contingencies	(31,524)
Other operating income (expenses), net	(6,035)	9,517
	(2,567)	516,853

1)	Includes R$271,455 related to maintenance downtime costs (R$582 related to idle capacity and maintenance downtime as of March 31, 2021).

2)	Includes expected credit losses, insurance, materials of use and consumption, travel, accommodation, trade fairs and events.

3)	Includes, substantially, corporate expenses, insurance, materials of use and consumption, social programs and donations, travel and accommodation. As of March 31, 2021, includes R$4,555 related to COVID-19 social actions.

4)	As of March 31, 2021, includes, substantially, the net gain on the sale of rural properties and forests to Turvinho and Bracell.

5)	Does not include R$4,722, related to the amortization of fair value adjustment recognized as financial expenses (Note 26) (R$3,054 as of March 31, 2021).

53

Suzano S.A. Notes to the unaudited condensed consolidated interim financial information Three-month period ended March 31, 2022

30.	SUBSEQUENT EVENTS

30.1	Supplementary dividends

On April 26, 2022, through a notice to shareholders, it was approved the distribution of supplementary dividends by the Company, in the amount of R$799,903, at the ratio of R$0.592805521, considering the number of “ex-treasury” shares on the present date.

The payment of the supplementary dividends will be made on May 13, 2022, in Brazilian Reais. There will be no monetary restatement or incidence of interest between the dividend declaration date and the effective payment date.

Dividends are exempt from Income Tax, in accordance with the current legislation.

30.2	Share purchase and sale agreement

On April 28, 2022, through material fact, the Company entered into the “Share Purchase and Sale Agreement” on April 27, 2022, of among, on one side, as purchaser, the Company, and, on the other side, as sellers, Investimentos Florestais Fundo de Investimento em Participações Multiestratégia (“FIP”) and Arapar Participações S.A (“Arapar” and, together with the FIP, the “Sellers”), as well as the Target Companies as intervening parties (“SPA”) whereby the parties agreed on the terms and conditions for the acquisition by the Company, on the closing date, of the totality of shares held by the Sellers in the following companies: (i) Vitex SP Participações S.A. (ii) Vitex BA Participações S.A. (iii) Vitex ES Participações S.A. (iv) Vitex MS Participações S.A. (v) Parkia SP Participações S.A. (vi) Parkia BA Participações S.A. (vii) Parkia ES Participações S.A. and (viii) Parkia MS Participações S.A. (“Target Companies” and “Transaction”).

In consideration for the shares of the Target Companies, the Company agreed to pay a base price in the amount equivalent to US$667,000 (equivalent to R$3,346,139 on the date of signature of the contract), in two (2) installments, the first being due at the closing of the Transaction and the second one after twelve (12) months from the closing of the Transaction. The base price is subject to post-closing price adjustments, based on the net debt and working capital variations of the Target Companies.

The closing of the Transaction is subject to the fulfillment of conditions precedent, market practice in similar transactions, including the approval of the Transaction by the Brazilian antitrust authorities (“Conselho Administrativo de Defesa Econômica - CADE”), the corporate approvals by the Parties and by the Company, clarifies that the General Shareholders’ Meeting for the ratification of the Transaction by the shareholders will be convened in due course by the Company's management, if applicable.

54